UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Orbital Infrastructure Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68559A 109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Irradiant Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,199,995
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 11,199,995
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,199,995 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.13%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents shares held by investment funds affiliated with the Reporting Person. The Reporting Person has sole voting and dispositive power over the shares by virtue of being the general partner and sole limited partner of the manager of the funds and the managing member of the general partner of the funds.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 157,175,914, which represents the number of outstanding shares of Common Stock of Orbital Infrastructure Group, Inc. (“Issuer”) outstanding as of December 31, 2022 as provided to the Reporting Person by the Issuer.

ITEM 1.	(a)	Name of Issuer:

Orbital Infrastructure Group, Inc. (f/k/a Orbital Energy Group, Inc.)

(b)	Address of Issuer’s Principal Executive Offices:

5444 Westheimer Road

Suite 1650

Houston, Texas 77056

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Irradiant Partners, LP. (the “Reporting Person”).

(b)	Address of Principal Business Office, or if None, Residence:

The address of the Reporting Person is:

201 Santa Monica Blvd

Suite 500

Santa Monica, CA 90401

(c)	Citizenship or Place of Organization:

See Row 4 of the cover page to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

68559A 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

ITEM 4.	OWNERSHIP.

The information with respect to the Reporting Person’s ownership is incorporated by reference to items (5) - (9) and (11) of the cover page to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Irradiant Partners, LP

By:	/s/ Elizabeth Greenwood
Name:	Elizabeth Greenwood
Title:	General Counsel & Chief Compliance Officer